SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(27 November 2015)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

27 November 2015

LLOYDS BANKING GROUP:  DIRECTOR CHANGES

Lloyds Banking Group plc (the "Group") is pleased to announce the appointments of Deborah McWhinney and Stuart Sinclair as independent Non-executive Directors of the Group.  Ms McWhinney will join the Board on 1 December 2015 and will serve as a member of the Group's Audit and Risk Committees.  Mr Sinclair will join the Board on 4 January 2016 and will serve as a member of the Group's Remuneration and Risk Committees.  The Group also announces that Dyfrig John, an independent Non-executive Director, has notified the Board that he wishes to reduce his workload and therefore does not intend to seek re-election at the 2016 annual general meeting.

Commenting on the changes, Lord Blackwell, Chairman, said: "I am delighted to have two new members with such deep experience in banking and wider financial services join the Board. Deborah brings to the Board an extensive executive background in managing technology, operations and new digital innovations across banking, payments and institutional investment. She will also broaden our diversity with a US market perspective. Stuart, in addition to his retail banking experience, also brings wider experience of consumer and asset finance as well as insurance. These two appointments will help ensure the Board is well placed to address future technology and market risks across the full range of business areas in which we operate.

I would also like to thank Dyfrig John for his significant contribution to the Board over the last three years.  We will miss him but fully understand his personal reasons for stepping down."

BIOGRAPHICAL DETAILS

Deborah McWhinney is a former Chief Executive Officer, Global Enterprise Payments and President, Personal Banking and Wealth Management at Citibank. She was previously President of Institutional Services at Charles Schwab Corporation and had prior executive roles at Engage Media Services Group, Visa International and Bank of America, where she held senior roles in Consumer Banking. She is currently an Independent Director of Fluor Corporation and IHS Corporation, and a Trustee of the California Institute of Technology. She is also a Trustee of the Institute for Defense Analyses, an organisation providing independent analysis of technology and security research for the United States Government.

Stuart Sinclair has been a Non-executive Director of TSB Banking Group plc and TSB Bank plc from which he is stepping down with immediate effect. He is also currently a Non-executive Director and Chair of the Risk Committee at Provident Financial Plc, and Senior Independent Director at both QBE Insurance (Europe) Limited and Swinton Group Limited. His previous roles included Non-executive Director at LV Group, President and Chief Operating Officer of Aspen Insurance, Chief Executive Officer roles at GE Capital's Consumer Finance division both in the UK and China, and Director of UK Retail Banking then Chief Executive Officer of Tesco Personal Finance at Royal Bank of Scotland. He was previously a Council Member of The Royal Institute for International Affairs.  His early career included Managing Consultant at Braxton Associates and Partner at Mercer Managing Consultant (now Oliver Wyman).

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 27 November 2015